Exhibit 99.1

iHuman Inc. Announces Third Quarter 2023 Unaudited Financial Results

BEIJING, China, December 28, 2023 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

●	Revenues were RMB261.5 million (US$35.8 million), compared with RMB251.5 million in the same period last year.

●	Gross profit was RMB186.6 million (US$25.6 million), compared with RMB177.1 million in the same period last year.

●	Operating income was RMB40.4 million (US$5.5 million), compared with RMB38.5 million in the same period last year.

●	Adjusted operating income[1] was RMB42.9 million (US$5.9 million), compared with RMB42.5 million in the same period last year.

●	Net income was RMB51.9 million (US$7.1 million), compared with RMB39.5 million in the same period last year.

●	Adjusted net income[1] was RMB54.4 million (US$7.5 million), compared with RMB43.5 million in the same period last year.

●	Average total MAUs[2] reached a record-high of 25.36 million, a year-over-year increase of 22.9%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are excited to announce another strong quarter of results with average total MAUs increasing an impressive 22.9% year-over-year to reach another record-high of 25.36 million, which I believe reflects our unwavering commitment to delivering exceptional experiences and value to our users.”

“During the quarter, we focused squarely on strengthening our product portfolio in both domestic and international markets. Domestically, we further refined our industry-leading offerings with improvements to both content and functionality. We launched two additional exciting themes for iHumanpedia, “Earth Treasure Hunt” and “Animal Architects,” which were specifically designed to nurture the scientific curiosity of children. As we continue to expand our content library, we are constantly developing innovative ways to engage users and enrich their experiences. For example, we hosted popular science competitions that encouraged participants to create science-themed short-form videos, among which the most outstanding entries would be featured on the iHumanpedia app. These initiatives as well as others we have rolled out all received enthusiastic feedback from users and are encouraging more active participation and contributing to a more vibrant community.”

“Internationally, we enhanced the appeal of our products by rolling out popular seasonal themes that resonate with overseas users. For example, we launched a Halloween pack for Aha World which offered a wide selection of classic Halloween costumes and immersive, spooky experiences that were highly popular among younger audiences. Aha World has recently surged to rank among the top three most popular children’s apps on Apple’s app store in the U.S. These ongoing efforts to drive product excellence are increasingly earning us international recognition. Notably, we were awarded the prestigious w3 Gold Award in the Mobile Apps & Sites - Family & Kids category, for bekids Reading. With thousands of entries from across the globe annually, the w3 Awards is one of the most prestigious honors in digital design, marketing, media and technology that recognizes the industry’s best across user experiences, content, and creativity. Winning the w3 Gold Award represents a substantial recognition of the high quality and innovative nature of our products and marks another significant milestone for us as a company specialized in child intellectual development.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

“Our smart devices business also continued to make solid progress with the launch of the second generation of Logic Pal, an easy-to-operate device designed to facilitate early childhood word recognition, pronunciation, and cognitive growth through pluggable cards and interactive activities. To diversify our offerings, we have also launched Diandian Storyteller, a portable device that empowers children to enhance their storytelling abilities and expand their imagination.”

“We are truly encouraged by the momentum across our entire portfolio and take great pride in our team’s resolve and consistent execution. I am excited about the opportunities that lie ahead and the potential for our continuous growth and innovation,” concluded Dr. Dai.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “With an unwavering focus on long-term growth, we continue to invest in refining our product lineup while steadily expanding our overseas presence. Our dedication and relentless efforts to the business have enabled us to achieve another solid quarter. We once again recorded revenue growth on both an annual and sequential basis, marking our seventh consecutive profitable quarter. This remarkable achievement has further solidified our financial position, establishing a solid foundation for our future expansion.”

“While we continue to advance our strategic priorities, we are also actively engaged in public initiatives that aim to inspire young minds and support their holistic development. Since the launch of bekids Coding, we have been enthusiastic participants in the Hour of Code, a global initiative that introduces tens of millions of students worldwide to computer science and programming through free coding tutorials and activities. In 2022, several elementary schools across the United States completed our Hour of Code challenge and shared their experiences on social media. This year, we are thrilled to participate in the Hour of Code initiative again, aiming to further inspire and engage children worldwide. Our participation in such events has strengthened our brand profile and influence internationally. As we move forward, our commitment to managing a strong portfolio of products and driving business growth will remain central to our strategy, ensuring sustainable development and creating more value for our shareholders.”

Third Quarter 2023 Unaudited Financial Results

Revenues

Revenues were RMB261.5 million (US$35.8 million), an increase of 4.0% from RMB251.5 million in the same period last year, primarily driven by user expansion and enhanced user engagement.

Average total MAUs for the quarter were 25.36 million, an increase of 22.9% year-over-year from 20.63 million in the same period last year. The number of paying users3 was 1.54 million.

Cost of Revenues

Cost of revenues was RMB74.9 million (US$10.3 million), maintaining approximately the same level of RMB74.4 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB186.6 million (US$25.6 million), an increase of 5.4% from RMB177.1 million in the same period last year. Gross margin was 71.4%, compared with 70.4% in the same period last year.

Operating Expenses

Total operating expenses were RMB146.2 million (US$20.0 million), an increase of 5.5% from RMB138.6 million in the same period last year.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Research and development expenses were RMB66.2 million (US$9.1 million), a decrease of 7.9% from RMB71.9 million in the same period last year, primarily due to payroll-related cost savings and decreased outsourcing expenses as a result of the continued optimization of our operational efficiency.

Sales and marketing expenses were RMB54.0 million (US$7.4 million), an increase of 29.6% from RMB41.7 million in the same period last year, primarily due to increased strategic spending on promotional activities.

General and administrative expenses were RMB26.1 million (US$3.6 million), compared with RMB25.0 million in the same period last year.

Operating Income

Operating income was RMB40.4 million (US$5.5 million), compared with RMB38.5 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB42.9 million (US$5.9 million), compared with RMB42.5 million in the same period last year.

Net Income

Net income was RMB51.9 million (US$7.1 million), an increase of 31.5% from RMB39.5 million in the same period last year.

Adjusted net income was RMB54.4 million (US$7.5 million), an increase of 25.1% from RMB43.5 million in the same period last year.

Basic and diluted net income per ADS were RMB0.98 (US$0.13) and RMB0.95 (US$0.13), respectively, compared with RMB0.74 and RMB0.73 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.99 (US$0.14), compared with RMB0.80 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB320.4 million (US$43.9 million) as of September 30, 2023, compared with RMB379.1 million as of December 31, 2022.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB1,174.2 million (US$160.9 million) as of September 30, 2023, compared with RMB1,050.0 million as of December 31, 2022.

Extension of Share Repurchase Program

Given its confidence in the Company's business prospects, the board of directors (the “Board”) has authorized another extension of the Company’s existing share repurchase program, as authorized in December 2021 and extended in December 2022, by twelve months through December 31, 2024. Pursuant to the extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b5-1 requirements. The Board will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2023, which was RMB7.2960 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-upbringing experience easier for parents and transforming intellectual development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Ms. Alice Li

Phone: +86-13381389369

E-mail: alice.li@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,049,999	1,037,751	142,236
Time deposits	-	136,416	18,697
Accounts receivable, net	79,614	69,381	9,509
Inventories, net	19,127	13,457	1,844
Amounts due from related parties	2,286	1,979	271
Prepayments and other current assets	102,765	83,999	11,513
Total current assets	1,253,791	1,342,983	184,070
Non-current assets
Property and equipment, net	9,205	6,530	895
Intangible assets, net	24,872	24,093	3,302
Operating lease right-of-use assets	12,782	4,056	556
Long-term investment	26,333	26,333	3,609
Other non-current assets	6,416	7,843	1,076
Total non-current assets	79,608	68,855	9,438
Total assets	1,333,399	1,411,838	193,508

LIABILITIES
Current liabilities
Accounts payable	24,206	16,235	2,225
Deferred revenue and customer advances	379,063	320,438	43,920
Amounts due to related parties	6,944	10,917	1,496
Accrued expenses and other current liabilities	144,717	131,722	18,054
Current operating lease liabilities	6,123	1,818	249
Total current liabilities	561,053	481,130	65,944
Non-current liabilities
Non-current operating lease liabilities	2,894	2,361	324
Total non-current liabilities	2,894	2,361	324
Total liabilities	563,947	483,491	66,268
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and September 30, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 119,698,967 outstanding as of September 30, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and September 30, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and September 30, 2023)	185	185	25
Additional paid-in capital	1,079,099	1,086,502	148,917
Treasury stock	(7,123)	(16,665)	(2,284)
Statutory reserves	7,967	7,967	1,092
Accumulated other comprehensive income	10,497	23,895	3,275
Accumulated deficit	(321,173)	(173,537)	(23,785)
Total shareholders’ equity	769,452	928,347	127,240
Total liabilities and shareholders’ equity	1,333,399	1,411,838	193,508

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	251,527	240,993	261,496	35,841	724,813	767,692	105,221
Cost of revenues	(74,422)	(70,160)	(74,871)	(10,262)	(214,636)	(224,667)	(30,793)

Gross profit	177,105	170,833	186,625	25,579	510,177	543,025	74,428

Operating expenses
Research and development expenses	(71,859)	(63,412)	(66,168)	(9,069)	(246,685)	(191,253)	(26,213)
Sales and marketing expenses	(41,669)	(40,564)	(53,994)	(7,400)	(111,105)	(134,993)	(18,502)
General and administrative expenses	(25,035)	(25,982)	(26,070)	(3,573)	(79,942)	(78,787)	(10,799)
Total operating expenses	(138,563)	(129,958)	(146,232)	(20,042)	(437,732)	(405,033)	(55,514)
Operating income	38,542	40,875	40,393	5,537	72,445	137,992	18,914
Other income, net	9,611	8,132	19,507	2,674	15,875	33,721	4,622
Income before income taxes	48,153	49,007	59,900	8,211	88,320	171,713	23,536
Income tax expenses	(8,675)	(6,933)	(7,984)	(1,094)	(13,934)	(24,077)	(3,300)
Net income	39,478	42,074	51,916	7,117	74,386	147,636	20,236

Net income per ADS:
- Basic	0.74	0.80	0.98	0.13	1.39	2.79	0.38
- Diluted	0.73	0.77	0.95	0.13	1.38	2.70	0.37

Weighted average number of ADSs:
- Basic	53,240,710	52,804,594	52,747,426	52,747,426	53,341,120	52,834,352	52,834,352
- Diluted	54,114,651	54,725,528	54,772,536	54,772,536	54,043,728	54,753,124	54,753,124

Total share-based compensation expenses included in:
Cost of revenues	77	70	67	9	180	235	32
Research and development expenses	2,045	1,142	1,160	159	3,813	2,940	403
Sales and marketing expenses	698	59	147	20	1,040	585	80
General and administrative expenses	1,187	1,160	1,105	151	2,963	3,557	488

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	38,542	40,875	40,393	5,537	72,445	137,992	18,914
Share-based compensation expenses	4,007	2,431	2,479	339	7,996	7,317	1,003
Adjusted operating income	42,549	43,306	42,872	5,876	80,441	145,309	19,917

Net income	39,478	42,074	51,916	7,117	74,386	147,636	20,236
Share-based compensation expenses	4,007	2,431	2,479	339	7,996	7,317	1,003
Adjusted net income	43,485	44,505	54,395	7,456	82,382	154,953	21,239

Diluted net income per ADS	0.73	0.77	0.95	0.13	1.38	2.70	0.37
Impact of non-GAAP adjustments	0.07	0.04	0.04	0.01	0.14	0.13	0.02
Adjusted diluted net income per ADS	0.80	0.81	0.99	0.14	1.52	2.83	0.39

Weighted average number of ADSs – diluted	54,114,651	54,725,528	54,772,536	54,772,536	54,043,728	54,753,124	54,753,124
Weighted average number of ADSs – adjusted	54,114,651	54,725,528	54,772,536	54,772,536	54,043,728	54,753,124	54,753,124